                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                 COMPURAD, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
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                         (Title of Class of Securities)



                                   20482A 10 2
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                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13G


CUSIP NO. 20482A 10 2                                         PAGE 2 OF 6 PAGES





   1     NAMES OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
         THOMAS R. STEJSKAL, S.S.# ###-##-####
         BETTY L. STEJSKAL, S.S.# ###-##-####


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) / /
         Thomas Stejskal and Betty Stejskal own the 247,650 shares
         as community property.  See Exhibit A.                          (b) / /


   3     SEC USE ONLY




   4     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


        NUMBER OF             5      SOLE VOTING POWER
          SHARES                     247,650
       BENEFICIALLY
         OWNED BY
           EACH               6      SHARED VOTING POWER*
        REPORTING                    0
          PERSON
           WITH               7      SOLE DISPOSITIVE POWER
                                     247,650

                              8      SHARED DISPOSITIVE POWER
                                     0


   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         247,650


   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES               / /
         CERTAIN SHARES*



   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.9%


   12    TYPE OF REPORTING PERSON

         IN


------------
     *Thomas Stejskal and Betty Stejskal own all 247,650 shares as community property.
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ITEM 1(a) NAME OF ISSUER:

          COMPURAD, INC.

ITEM 1(b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          1350 North Kolb Road
          Tucson, Arizona 85715

ITEM 2(a) NAME OF PERSON FILING:

          Thomas Stejskal
          Betty Stejskal

ITEM 2(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

          9670 North Pusch Ridge Place
          Tucson, Arizona 85737-7642

ITEM 2(c) CITIZENSHIP:

          United States

ITEM 2(d) TITLE OF CLASS OF SECURITIES:

          Common Stock

ITEM 2(e) CUSIP NUMBER:

          20482A 10 2

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(b) OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

          (a) / / Broker of Dealer registered under Section 15 of the Act
          (b) / / Bank as defined in Section 3(a)(6) of the Act
          (c) / / Insurance Company as defined in Section 3(a)(19) of the Act
          (d) / / Investment Company registered under Section 8 of the Investment Company Act
          (e) / / Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
          (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund
          (g) / / Parent Holding Company, in accordance with Section 240.13d-1(b)(1)(ii)(G)
          (h) / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)

          Not applicable.
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ITEM 4.  OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds 5 percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a)      AMOUNT BENEFICIALLY OWNED:

                  247,650

         (b)      PERCENT OF CLASS:

                  6.9%

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  ( i)     sole power to vote or to direct the vote

                           247,650

                  (ii)     shared power to vote or to direct the vote**

                           0

                  (iii)    sole power to dispose or to direct the disposition of

                           247,650

                  (iv) shared power to dispose or to direct the disposition of

                           0

ITEM 5.  OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following / /.


ITEM 6.  OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be

 --------
     **Thomas Stejskal and Betty Stejskal own all 247,650 shares as community property.
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identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940, or of the beneficiaries of an employee benefit plan, pension fund or endowment fund, is not required.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         If a parent holding company has filed this Schedule pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         If a group has filed this Schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this Schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

         Not applicable.***

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not applicable.



--------
     ***Thomas Stejskal and Betty Stejskal own the 247,650 shares as community property. See Exhibit A.
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ITEM 10. CERTIFICATION

         The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 13, 1997
--------------------------------------------------------------------------------
Date


/s/ Thomas R. Stejskal
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Thomas R. Stejskal


/s/ Betty L. Stejskal
--------------------------------------------------------------------------------
Betty L. Stejskal






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                                    EXHIBIT A


         THOMAS R. STEJSKAL and BETTY L. STEJSKAL, owners of 247,650 shares of the Common Stock of Compurad, Inc. as community property, hereby agree that the
Schedule 13G concerning such stock and signed by each party hereto shall be filed on behalf of each such party.


                                   February 13, 1997
                                   ---------------------------------------------
                                   Date


                                   /s/ Thomas R. Stejskal
                                   ---------------------------------------------
                                   Thomas R. Stejskal


                                   /s/ Betty L. Stejskal
                                   ---------------------------------------------
                                   Betty L. Stejskal